Delisting Determination,The Nasdaq Stock Market, LLC,
September 8, 2009, Barzel Industries Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Barzel Industries Inc.
(the Company), effective at the opening of the trading session on September 18, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b). The Company was notified of the Staffs determination on August 11, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 20, 2009.